Exhibit 99.5
Reed Elsevier Interim Results 2008
Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV
July 31, 2008
REED ELSEVIER 2008 INTERIM RESULTS

Reed Elsevier Interim Results 2008      2

Operating and financial review

	£
	Six months ended June 30,			%
				Change at
	2008	2007	Change	constant
	£million	£million	%	currencies

CONTINUING OPERATIONS
Revenue
Elsevier	771	711	+8%	+3%
LexisNexis	822	764	+8%	+6%
Reed Exhibitions	377	315	+20%	+9%

Total	1,970	1,790	+10%	+5%

Reported operating profit
Elsevier	183	168	+9%	+5%
LexisNexis	116	120	-3%	-4%
Reed Exhibitions	108	85	+27%	+15%
Unallocated items	(6)	(2)

Total	401	371	+8%	+3%

Adjusted operating profit
Elsevier	236	201	+17%	+12%
LexisNexis	194	176	+10%	+9%
Reed Exhibitions	128	100	+28%	+16%
Unallocated items	(1)	(2)

Total	557	475	+17%	+12%

DISCONTINUED OPERATIONS
Revenue
Reed Business Information	484	445	+9%	+3%
Harcourt Education	12	322

Total	496	767

Reported operating profit
Reed Business Information	47	41	+15%	+10%
Harcourt Education	—	(22)

Total	47	19

Adjusted operating profit
Reed Business Information	62	55	+13%	+7%
Harcourt Education	—	(12)

Total	62	43

Adjusted figures and constant currency growth rates are non-GAAP measures used by Reed Elsevier as additional performance measures on the basis that they are a key financial measure used by management to evaluate performance and allocate resources to the business segments. Adjusted operating profit is stated before the amortisation of acquired intangible assets, and exceptional restructuring and acquisition integration costs, and is grossed up to exclude the equity share of taxes in joint ventures. Exceptional restructuring costs relate to the major restructuring programme announced in February 2008. Constant currency growth rates are based on 2007 full year average and hedge exchange rates.
Unless otherwise indicated, all percentage movements in the following commentary refer to performance at constant exchange rates. Underlying growth rates are calculated at constant currencies, excluding acquisitions and disposals.
Reconciliations between the reported and adjusted figures are provided in note 2 to the combined financial information.
The sale of Harcourt Assessment closed in January 2008, completing the divestment of the Harcourt Education division most of which took place in 2007. No contribution to reported or adjusted operating profit was made by Harcourt Education in 2008.

Reed Elsevier Interim Results 2008       3

Operating and financial review
FORWARD LOOKING STATEMENTS
This Interim Statement contains forward looking statements within the meaning of Section 27A of the US Securities Act 1933, as amended, and Section 21E of the US Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward looking statements. The terms ‘expect’, ‘should be’, ‘will be’ and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to: general economic conditions in Reed Elsevier’s markets; exchange rate fluctuations; customers’ acceptance of our products and services; the actions of competitors; legislative, fiscal and regulatory developments; changes in law and legal interpretations affecting Reed Elsevier’s intellectual property rights and internet communications; the impact of technological change; and the failure to obtain regulatory approval for the acquisition of ChoicePoint, Inc.

Reed Elsevier Interim Results 2008       4

Operating and financial review
FINANCIAL REVIEW
REED ELSEVIER COMBINED BUSINESSES
Currency
The average exchange rates in the first half saw the euro strengthen 15% against both the US dollar and sterling, with a favourable effect on translation of reported growth rates expressed in sterling.
Income statement
Revenue from continuing operations (ie excluding Reed Business Information (RBI) and Harcourt Education) at £1,970 million increased by 10%. At constant exchange rates, revenue was 5% higher, or 6% higher before acquisitions and disposals.
Reported figures
Continuing operations
Reported operating profit from continuing operations, after amortisation of acquired intangible assets of £105 million, exceptional restructuring of £39 million, acquisition integration costs of £6 million, and tax charges in respect of joint ventures of £6 million, was £401 million, up 8% on the prior half year. The movement reflects the underlying operating performance less the costs of the restructuring programme, and currency translation effects. Excluding these items, operating profits would have been up 17% at £557 million, or up 12% at constant exchange rates, and up 11% before acquisitions and disposals.
Operating margin, including amortisation of acquired intangible assets, exceptional restructuring costs, and acquisition integration costs was 20.4% (2007: 20.7%). Excluding these items the operating margin was 28.3%, up 1.8 percentage points (1.4 percentage points underlying) reflecting the benefits of revenue growth and cost efficiency.
The amortisation charge in respect of acquired intangible assets, including the share of amortisation in joint ventures, amounted to £105 million, up £10 million as a result of recent acquisitions.
Exceptional costs incurred to date in respect of the restructuring programme announced in February 2008 amounted to £39 million, principally in respect of severance, outsourcing migration costs and associated property costs.
Acquisition integration costs amounted to £6 million (2007: £5 million). Disposals and other non operating items comprise gains on disposals of businesses and investments of £11 million and fair value increases in the portfolio of venture capital investments of £5 million.
The net pension expense (excluding the unallocated net pension financing credit) was £21 million (2007: £24 million) reflecting higher discount rates and lower pension curtailment credits. The net pension financing credit was £20 million (2007: £19 million). The charge for share based payments was £18 million (2007: £15 million). Restructuring costs, other than in respect of the exceptional restructuring programme announced in February and acquisition integration, were £4 million (2007: £5 million).
Net finance costs, at £67 million, were £3 million lower than in the prior first half reflecting cash flow from operating activities less acquisition financing. The financing costs of share repurchases were offset by the benefit of the Harcourt Education proceeds prior to the return of net proceeds to shareholders.
The reported profit before tax, including amortisation of acquired intangible assets, exceptional restructuring and acquisition integration costs, and non operating items, at £350 million, was up 14% compared to the 2007 first half. Excluding these items profit before tax was £490 million, up 21% compared to the prior first half, or 15% at constant exchange rates.
The reported tax charge of £76 million compares with a charge of £76 million in the prior first half.
Discontinued operations
The reported operating profit of discontinued operations of £47 million was up £28 million on the prior first half, principally reflecting the underlying operating performance of RBI, the absence of the first half seasonal losses of Harcourt Education and the cessation of amortisation of intangible assets following the divestment announcement. Excluding amortisation of acquired intangible assets of £4 million, exceptional restructuring of £7 million and acquisition integration costs of £4 million, operating profit of discontinued operations was £62 million, up £19 million from the prior first half.
The gain on the disposal of discontinued operations was £56 million, principally on the disposal of Harcourt Assessment (2007: £74 million, on sale of Harcourt Education International businesses), after £27 million of recycled cumulative currency translation

Reed Elsevier Interim Results 2008       5

Operating and financial review
losses since the adoption of IFRS previously taken to reserves. Taxes on the disposals were £48 million (2007: £2 million).
Total operations
The reported attributable profit of £309 million compares with a reported attributable profit of £311 million in the first half of 2007, reflecting the strong operating performance, the respective first half disposals of Harcourt Education businesses and currency translation effects.
Cash flows and debt
Capital expenditure was £56 million (2007: £56 million), including £43 million in respect of capitalised development costs included within intangible assets.
Dividends paid to shareholders in the first half, relating to the 2007 final dividend, amounted to £298 million (2007: £299 million). The special distribution paid to shareholders in January 2008 from the proceeds of the Harcourt disposal amounted to £2,013 million (including £27 million paid to the employee benefit trust). Share repurchases by the parent companies amounted to £39 million. Shares of the parent companies purchased by the employee benefit trust to meet future obligations in respect of share based remuneration amounted to £55 million. Net proceeds from the exercise of share options were £45 million.
Spend on acquisitions in the continuing operations was £125 million, including £22 million in respect of prior year acquisitions. Including deferred consideration payable, an amount of £83 million was capitalised as acquired intangible assets and £34 million as goodwill. Acquisition integration spend in respect of these and other recent acquisitions amounted to £7 million. Exceptional restructuring spend in relation to the restructuring programme announced in February 2008 was £14 million.
Proceeds from the sale of discontinued operations in the first half were £319 million and taxes paid on completed disposal, were £249 million. Other non-operating cash out flows of discontinued operations were £100 million relating to acquisition spend, transaction costs and transition costs, including reorganisation and separation.
Gross borrowings after fair value adjustments at June 30, 2008 amounted to £3,293 million, denominated mostly in US dollars. The fair value of related derivative assets was £211 million. Cash balances totalled £503 million. The net pension deficit, i.e. pension obligations less pension assets, at June 30, 2008 was £20 million which compares with a net surplus as at December 31, 2007 of £50 million. The movement principally reflects a decline in asset values since the beginning of the year.
PARENT COMPANIES
The earnings per share for Reed Elsevier PLC shareholders was 14.1p (2007: 12.5p) and for Reed Elsevier NV shareholders was €0.28 (2007: €0.30). From continuing operations, the earnings per share for Reed Elsevier PLC was 12.4p (2007: 9.1p) and for Reed Elsevier NV was €0.26 (2007: €0.22).
The equalised interim dividends are 5.3p per share for Reed Elsevier PLC and €0.114 per share for Reed Elsevier NV, 18% higher and unchanged respectively compared with the prior first half. (The difference in growth rates in the equalised dividends reflects the significant strengthening of the euro against sterling since the prior interim dividend declaration date.)
On January 18, 2008 the special distribution was paid to shareholders in the equalisation ratio from the estimated net proceeds of the sale of the Harcourt Education division. The distribution was 82.0p per share for Reed Elsevier PLC and €1.767 per share for Reed Elsevier NV and amounted to £2,013 million in aggregate.
The special distribution was accompanied by a consolidation of the ordinary share capital of Reed Elsevier PLC and Reed Elsevier NV on the basis of 58 new ordinary shares for every 67 existing ordinary shares. This represented a 13.4% consolidation of ordinary share capital, being the aggregate special distribution expressed as a percentage of the combined market capitalisation of Reed Elsevier PLC and Reed Elsevier NV (excluding the 5.8% indirect equity interest in Reed Elsevier NV held by Reed Elsevier PLC), as at the date of the announcement of the special distribution.
For the purposes of calculating earnings per share, the effective date of the share consolidation is deemed to be January 18, 2008, being the date on which the special distribution was paid.

Reed Elsevier Interim Results 2008       6

Operating and financial review
Elsevier

	£
	Six months ended June 30,			%
				Change
	2008	2007	Change	at constant
	£million	£million	%	currencies

Revenue
Science & Technology	413	390	+6%	+1%
Health Sciences	358	321	+12%	+7%

	771	711	+8%	+3%

Reported operating profit	183	168	+9%	+5%
Reported operating margin	23.7%	23.6%	+ 0.1pts	+0.2pts

Adjusted operating profit	236	201	+17%	+12%
Adjusted operating margin	30.6%	28.3%	+ 2.3pts	+2.5pts

Revenues and adjusted operating profits were up 5% and 10% respectively at constant currencies before acquisitions and disposals. After portfolio effects, most notably last year’s sale of the MDL software business, revenues were up 3% and adjusted operating profits up 12% at constant currencies. The overall adjusted operating margin improved by 2.3 percentage points, or 1.5 percentage points underlying, driven by revenue growth and cost efficiency most particularly in production.
The Science & Technology business saw revenue growth of 1% at constant currencies after disposals. Underlying revenue growth was 6% reflecting the investment in new content, the widening of distribution through greater marketing and sales focus on targeted market segments, and new product development. ScienceDirect and journal subscription renewals are on track to match the 2007 renewal rate of 97%, and online usage continues to grow at over 20%. The Scopus abstract and indexing database is showing strong growth and the first half saw expansion of the e-book programme. Significant work continues in developing the solutions product pipeline focusing on content integration and inter-operability to deliver contextualised answers instead of documents.
In Health Sciences, revenue growth was 7% at constant currencies, including acquisitions, or 4% underlying held back by weakness in the pharma advertising market. The Clinical Solutions business performed well with new publishing and demand for workflow solutions that integrate content and predictive analytical algorithms to meet the needs of practitioners. The Nursing and Health Professionals segment also saw growth in online product revenue and usage. During the first half Health Sciences continued to invest in its e-Health growth strategy, focusing on migration of print to online information and on solution product development in clinical decision support, education and pharma business intelligence. The acquisition in March 2008 of Windhover Information Inc added business intelligence content and capabilities in pharma drug pipeline management.
Reported operating profit of Elsevier, including amortisation of acquired intangible assets, exceptional restructuring costs and acquisition integration costs, increased £15 million to £183 million, reflecting the increase in adjusted operating profits described above and currency translation effects.

Reed Elsevier Interim Results 2008       7

Operating and financial review
LexisNexis

	£
	Six months ended June 30,			%
				Change
	2008	2007	Change	at constant
	£million	£million	%	currencies

Revenue
United States	571	544	+5%	+5%
International	251	220	+14%	+7%

	822	764	+8%	+6%

Reported operating profit	116	120	-3%	-4%
Reported operating margin	14.1%	15.7%	-1.6pts	-1.4pts

Adjusted operating profit	194	176	+10%	+9%
Adjusted operating margin	23.6%	23.0%	+0.6pts	+0.7pts

Revenues and adjusted operating profits increased by 6% and 9% respectively at constant currencies, or 5% and 9% before acquisitions. The underlying revenue growth is behind the prior year growth rate reflecting the economic environment. The overall adjusted operating margin improved by 0.6 percentage point, or 0.9 percentage point underlying before lower margin acquisitions which are in development phase. Cost actions taken include consolidation of the US organisation and outsourcing of production and development engineering activities.
LexisNexis US revenues were 5% ahead at constant currencies, or 4% underlying before acquisitions. In US legal markets, growth in large law firms, litigation services and practice management was tempered by year on year publication phasing and continued low growth in corporate and government markets other than risk. The risk information and analytics group saw double digit revenue growth driven by the collections sector and in government. Management responsibilities have been consolidated across US Legal and Corporate and Public Markets other than Risk. The transformation of the sales organisation through the integration of sales forces, an upgrade in capabilities and the deployment of solution selling methodologies, tools and processes is now implemented in the large law firm segment and is in progress in small law, corporate and government. Repositioning of the brand to support the Solutions strategy is underway together with further upgrading and consolidation of the marketing organisation. Significant product enhancements have been launched to improve usability and functionality, and new content and workflow solutions have been introduced. Work is also underway to significantly enhance the productivity of US legal research with modernised technology and advanced functionality to provide much more powerful contextual solutions for customers and at greater speed.
The LexisNexis International business outside the US saw revenue growth of 7% at constant currencies, or 6% underlying, driven by the growing penetration of its online information services across its markets and new publishing. Growth was also seen in the UK, France, Southern Africa and Asia. The business has continued to expand its workflow solutions offerings and its geographical presence, particularly in Asia, through organic development and selective acquisitions, including a leading legal publisher in India. In April 2008 the Latin American business was sold as it did not offer sufficient strategic and financial returns.
Reported operating profit of LexisNexis, including amortisation of acquired intangible assets, exceptional restructuring costs and acquisition integration costs, decreased £4 million to £116 million, reflecting the increase in adjusted operating profits described above offset by exceptional restructuring costs.

Reed Elsevier Interim Results 2008       8

Operating and financial review
Reed Exhibitions

	£
	Six months ended June 30,			%
				Change
	2008	2007	Change	at constant
	£million	£million	%	currencies

Revenue	377	315	+20%	+9%

Reported operating profit	108	85	+27%	+15%
Reported operating margin	28.6%	27.0%	+1.6pts	+1.3pts

Adjusted operating profit	128	100	+28%	+16%
Adjusted operating margin	34.0%	31.7%	+2.3pts	+1.8pts

Revenues and adjusted operating profits were up 9% and 16% respectively at constant currencies, or 11% and 19% excluding acquisitions and disposals. The growth was driven by performances in annual shows and new launches together with the cycling in of non-annual shows. Excluding cycling and other first half/second half timing effects, underlying revenue growth was 5%. The overall adjusted operating margin improved 2.3 percentage points, largely due to the effect of the significant net cycling in at the show contribution level. The adjusted operating margin in the first half is higher than for the year as a whole due to the seasonality of revenues (2007 full year adjusted operating margin was 24%).
Growth was seen across most of the show portfolio with particular success at the PGA Merchandise golf equipment show, the ISC West security show, the National Hardware show and the JCK jewellery show in the US; the SITL transport and logistics show and the Interclima Interconfort heating/cooling systems show in Paris; the Mipim international property show in Cannes; and the London Book Fair. The severe downturn in the Spanish residential property market did however significantly reduce the size of the SIMA residential property show in Madrid. The most significant non-annual show cycling in was the Mostra Convegno Expocomfort show in Milan. The Brazilian joint venture established last year is developing and the growth experienced in the Salao de Automovel exhibition was amongst the highest in the portfolio.
During the first half Reed Exhibitions launched fourteen new shows including the very successful Photovoltaic Power Generation event in Tokyo and acquired six others, expanding its footprint in the Middle East, Russia, India and China. The sale of the defence sector shows was completed in May 2008. This will exaggerate the year on year impact of show cycling in 2009 and beyond with no ‘odd’ year DSEi show to balance the ‘even’ year benefit of Mostra Convegno and other biennial shows.
Reported operating profit of Reed Exhibitions, including amortisation of acquired intangible assets, exceptional restructuring costs and acquisition integration costs, increased £23 million to £108 million, reflecting the increase in adjusted operating profits described above and currency translation effects.

Reed Elsevier Interim Results 2008       9

Operating and financial review
Discontinued operations – Reed Business Information

	£
	Six months ended June 30,			%
				Change
	2008	2007	Change	at constant
	£million	£million	%	currencies

Revenue
UK	153	144	+6%	+6%
US	139	140	-1%	-1%
NL	100	88	+14%	-2%
International	92	73	+26%	+10%

	484	445	+9%	+3%

Reported operating profit	47	41	+15%	+10%
Reported operating margin	9.7%	9.2%	+0.5pts	+0.6pts

Adjusted operating profit	62	55	+13%	+7%
Adjusted operating margin	12.8%	12.3%	+0.5pts	+0.5pts

Following announcement in February 2008 of the planned divestment of Reed Business Information, the division is presented as a discontinued operation.
Revenue and adjusted operating profits increased by 3% and 7% respectively at constant currencies, or 2% and 6% before acquisitions and disposals. Continued growth in online services of 20% compensated for a 4% decline in print as the business migrates online. Online revenues now contribute 34% of RBI’s revenues.
In the UK, underlying revenues were up 5% reflecting growth in online sales, up 16% and which now represent over 50% of total RBI UK revenue. Totaljobs continued its growth with revenues up 31%. Whilst some weakness has been seen in sectors such as property and technology, overall momentum is encouraging driven by the growing demand for online services which provide quicker and easier access to more comprehensive and searchable data for users and increased marketing effectiveness for advertisers. In addition to organic development, RBI UK has made a number of small acquisitions in the first half to further develop its online services to the energy, aerospace and personnel verticals as well as in horizontal RFQ matching of vendors and buyers.
In the US, RBI underlying revenue was 1% lower, with online revenue up 15%, offset by a 7% decline in print which was exacerbated by the effect on the media group of the film and TV screenwriters’ strike. The BuyerZone RFQ business, matching vendors and buyers in procurement tendering, continued to grow and the construction data business had a solid first half with growing traction of its online lead generation services. Advertising revenues grew across community sites, up 19%, with their mix of professional content, community interaction and online tools proving attractive for both users and advertisers.
In the Netherlands, underlying revenue growth was 2%, with online revenues up 19% against a 1% decline in the print business which benefits from a higher proportion of subscription and circulation revenues than in other RBI geographies. Online advertising growth was 33% driven by recruitment and lead generation services. In the International business (rest of Europe and Asia Pacific), underlying revenue growth was 3% with online revenues up 30%, offsetting a 3% decline in print. The first half saw launch activity in Japan and India as well as two small acquisitions to build scale in Spain and France and expand online tendering services.
Reported operating profit of Reed Business Information, including amortisation of acquired intangible assets, exceptional restructuring costs and acquisition integration costs, increased £6 million to £47 million, reflecting the increase in adjusted operating profits described above and currency translation effects.

Reed Elsevier Interim Results 2008       10

Combined financial information
Combined income statement
For the six months ended June 30, 2008

Year ended		£
December 31,		Six months ended June 30,
2007		2008	2007
£million		£million	£million

3,678	Revenue – continuing operations	1,970	1,790
(1,339)	Cost of sales	(752)	(686)

2,339	Gross profit	1,218	1,104
(683)	Selling and distribution costs	(364)	(336)
(875)	Administration and other expenses	(465)	(408)

781	Operating profit before joint ventures	389	360
16	Share of results of joint ventures	12	11

797	Operating profit – continuing operations	401	371

43	Finance income	25	18
(182)	Finance costs	(92)	(88)

(139)	Net finance costs	(67)	(70)

62	Disposals and other non operating items	16	7

720	Profit before tax – continuing operations	350	308
109	Taxation	(76)	(76)

829	Net profit from continuing operations	274	232
374	Net profit from discontinued operations	36	80

1,203	Net profit for the period	310	312

	Attributable to:
1,200	Parent companies’ shareholders	309	311
3	Minority interests	1	1

1,203	Net profit for the period	310	312

Reed Elsevier Interim Results 2008       11

Combined financial information
Combined cash flow statement
For the six months ended June 30, 2008

Year ended		£
December 31,		Six months ended June 30,
2007		2008	2007
£million		£million	£million

	Cash flows from operating activities – continuing operations
1,066	Cash generated from operations	544	466
26	Interest received	29	13
(174)	Interest paid	(86)	(68)
(212)	Tax paid	(84)	(120)

706	Net cash from operating activities	403	291

	Cash flows from investing activities – continuing operations
(272)	Acquisitions	(125)	(206)
(52)	Purchases of property, plant and equipment	(13)	(19)
(71)	Expenditure on internally developed intangible assets	(43)	(37)
(4)	Purchase of investments	—	(3)
3	Proceeds from disposals of property, plant and equipment	1	—
79	Proceeds from other disposals	20	3
12	Dividends received from joint ventures	13	10

(305)	Net cash used in investing activities	(147)	(252)

	Cash flows from financing activities – continuing operations
(416)	Dividends paid to shareholders of the parent companies	(2,284)	(299)
111	(Decrease)/increase in bank loans, overdrafts and commercial paper	(11)	293
276	Issuance of other loans	73	148
(311)	Repayment of other loans	—	(152)
(12)	Repayment of finance leases	(3)	(5)
—	Redemption of debt related derivative financial instrument	10	—
177	Proceeds on issue of ordinary shares	45	156
(273)	Purchase of treasury shares	(94)	(61)

(448)	Net cash (used in)/from financing activities	(2,264)	80

1,964	Net cash from/(used in) discontinued operations	4	(66)

1,917	(Decrease)/increase in cash and cash equivalents	(2,004)	53

	Movement in cash and cash equivalents
519	At start of period	2,467	519
1,917	(Decrease)/increase in cash and cash equivalents	(2,004)	53
31	Exchange translation differences	40	(2)

2,467	At end of period	503	570

Reed Elsevier Interim Results 2008       12

Combined financial information
Combined balance sheet
As at June 30, 2008

As at		£
December 31,		As at June 30,
2007		2008	2007
£million		£million	£million

	Non-current assets
2,462	Goodwill	2,307	2,414
2,089	Intangible assets	1,910	2,106
116	Investments in joint ventures	126	103
111	Other investments	106	54
239	Property, plant and equipment	168	235
183	Net pension assets	103	317
141	Deferred tax assets	87	82

5,341		4,807	5,311

	Current assets
271	Inventories and pre-publication costs	277	256
1,148	Trade and other receivables	761	833
210	Derivative financial instruments	255	165
2,467	Cash and cash equivalents	503	570

4,096		1,796	1,824

341	Assets held for sale	817	1,585

9,778	Total assets	7,420	8,720

	Current liabilities
1,966	Trade and other payables	1,417	1,508
22	Derivative financial instruments	33	39
1,127	Borrowings	1,185	1,034
752	Taxation	564	395

3,867		3,199	2,976

	Non-current liabilities
2,002	Borrowings	2,108	2,141
695	Deferred tax liabilities	611	780
133	Net pension obligations	123	121
21	Provisions	42	23

2,851		2,884	3,065

84	Liabilities associated with assets held for sale	411	319

6,802	Total liabilities	6,494	6,360

2,976	Net assets	926	2,360

	Capital and reserves
197	Combined share capitals	200	194
2,143	Combined share premiums	2,267	2,033
(619)	Combined shares held in treasury	(723)	(392)
(145)	Translation reserve	(177)	(176)
1,389	Other combined reserves	(651)	688

2,965	Combined shareholders’ equity	916	2,347
11	Minority interests	10	13

2,976	Total equity	926	2,360

Approved by the boards of Reed Elsevier PLC and Reed Elsevier NV, 30 July 2008.

Reed Elsevier Interim Results 2008       13

Combined financial information
Combined statement of recognised income and expense
For the six months ended June 30, 2008

Year ended		£
December 31,		Six months ended June 30,
2007		2008	2007
£million		£million	£million

1,203	Net profit for the period	310	312

(33)	Exchange differences on translation of foreign operations	29	(41)
224	Actuarial (losses)/gains on defined benefit pension schemes	(119)	388
—	Fair value movements on available for sale investments	(1)	—
3	Fair value movements on cash flow hedges	1	12

(50)	Tax recognised directly in equity	25	(96)

144	Net (expense)/income recognised directly in equity	(65)	263

148	Cumulative exchange differences on disposal of foreign operations	27	1
(7)	Cumulative fair value movements on disposal of available for sale investments	—	(1)
(20)	Transfer to net profit from hedge reserve (net of tax)	(9)	(10)

1,468	Total recognised income and expense for the period	263	565

	Attributable to:
1,465	Parent companies’ shareholders	262	564
3	Minority interests	1	1

1,468	Total recognised income and expense for the period	263	565

Combined reconciliation of shareholders’ equity
For the six months ended June 30, 2008

Year ended		£
December 31,		Six months ended June 30,
2007		2008	2007
£million		£million	£million

1,465	Total recognised net income attributable to the parent companies’ shareholders	262	564
(416)	Dividends declared	(2,284)	(299)
177	Issue of ordinary shares, net of expenses	45	156
(273)	Increase in shares held in treasury	(94)	(61)
46	Increase in share based remuneration reserve	22	21

999	Net (decrease)/increase in combined shareholders’ equity	(2,049)	381
1,966	Combined shareholders’ equity at start of period	2,965	1,966

2,965	Combined shareholders’ equity at end of period	916	2,347

Reed Elsevier Interim Results 2008       14

Notes to the combined financial information
1 Basis of preparation
The Reed Elsevier combined financial information (“the combined financial information”) represents the combined interests of the Reed Elsevier PLC and Reed Elsevier NV shareholders and encompasses the businesses of Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures, together with the two parent companies, Reed Elsevier PLC and Reed Elsevier NV (“the combined businesses”).
The combined financial information, presented in condensed form, has been prepared in accordance with IAS34 – Interim Financial Reporting and the Reed Elsevier accounting policies. The Reed Elsevier accounting policies are in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and as issued by the International Accounting Standards Board, and are set out in our re-presented annual financial statements for the three years ended December 31, 2007 included in the Current Report on Form 6-K filed by Reed Elsevier PLC and Reed Elsevier NV on November 26, 2008 with the U.S. Securities and Exchange Commission, on pages F-8 to F-13.
The combined financial information for the six months ended June 30, 2008 and the comparative amounts to June 30, 2007 are unaudited. The combined financial information for the year ended December 31, 2007 has been abridged from our re-presented annual financial statements for the three years ended December 31, 2007 included in the Current Report on Form 6-K filed by Reed Elsevier PLC and Reed Elsevier NV on November 26, 2008 with the U.S. Securities and Exchange Commission.
2 Segment analysis
Reed Business Information, previously presented within the Reed Business segment, has been classified as a discontinued operation and its results for the period are presented in note 3. Reed Exhibitions, previously presented within the Reed Business segment, is presented as a separate business segment.
Revenue – continuing operations

Year ended		£
December 31,		Six months ended June 30,
2007		2008	2007
£million		£million	£million

	Business segment
1,507	Elsevier	771	711
1,594	LexisNexis	822	764
577	Reed Exhibitions	377	315

3,678	Total	1,970	1,790

	Geographical origin
1,856	North America	961	905
617	United Kingdom	289	278
324	The Netherlands	195	175
598	Rest of Europe	366	287
283	Rest of world	159	145

3,678	Total	1,970	1,790

	Geographical market
1,932	North America	1,000	950
377	United Kingdom	162	175
36	The Netherlands	20	17
749	Rest of Europe	457	358
584	Rest of world	331	290

3,678	Total	1,970	1,790

Reed Elsevier Interim Results 2008       15

Notes to the combined financial information
2 Segment analysis continued
Operating profit – continuing operations

Year ended		£
December 31,		Six months ended June 30,
2007		2008	2007
£million		£million	£million

	Business segment
410	Elsevier	183	168
287	LexisNexis	116	120
106	Reed Exhibitions	108	85

803	Subtotal	407	373
(45)	Corporate costs	(26)	(21)
39	Unallocated net pension credit	20	19

797	Total	401	371

	Geographical origin
334	North America	135	133
146	United Kingdom	71	52
155	The Netherlands	82	92
109	Rest of Europe	81	57
53	Rest of world	32	37

797	Total	401	371

Share of post-tax results of joint ventures of £12 million (2007: £11 million) included in operating profit comprises £2 million (2007: £2 million) relating to LexisNexis and £10 million (2007: £9 million) relating to Reed Exhibitions.
Adjusted operating profit – continuing operations

Year ended		£
December 31,		Six months ended June 30,
2007		2008	2007
£million		£million	£million

	Business segment
477	Elsevier	236	201
406	LexisNexis	194	176
139	Reed Exhibitions	128	100

1,022	Subtotal	558	477
(45)	Corporate costs	(21)	(21)
39	Unallocated net pension credit	20	19

1,016	Total	557	475

	Geographical origin
473	North America	232	201
171	United Kingdom	87	64
155	The Netherlands	90	92
157	Rest of Europe	112	79
60	Rest of world	36	39

1,016	Total	557	475

Adjusted operating profit figures are non-GAAP measures presented as additional performance measures on the basis that they are a key financial measure used by management to evaluate performance and allocate resources to the business segments. They are stated before the amortisation of acquired intangible assets, exceptional restructuring and acquisition integration costs, and are grossed up to exclude the equity share of taxes in joint ventures. Adjusted figures are reconciled to the reported figures below. The unallocated net pension credit of £20 million (2007: £19 million) comprises the expected return on pension scheme assets of £108 million (2007: £98 million) less interest on pension scheme liabilities of £88 million (2007: £79 million).

Reed Elsevier Interim Results 2008       16

Notes to the combined financial information
2 Segment analysis continued
Reconciliation of operating profit to adjusted operating profit – continuing operations

Year ended		£
December 31,		Six months ended June 30,
2007		2008	2007
£million		£million	£million

797	Operating profit — continuing operations	401	371
	Adjustments:
194	Amortisation of acquired intangible assets	105	95
—	Exceptional restructuring costs	39	—
17	Acquisition integration costs	6	5
8	Reclassification of tax in joint ventures	6	4

1,016	Adjusted operating profit from continuing operations	557	475

3 Discontinued operations
Discontinued operations comprise the results of Reed Business Information (“RBI”), the planned divestment of which was announced in February 2008, and the Harcourt Education division. The disposal of the Harcourt Education International business completed in May and August 2007; the disposal of the Harcourt US K-12 Education business completed in December 2007; and the disposal of the Harcourt Assessment business completed in January 2008.
Net profit from discontinued operations

Year ended		£
December 31,		Six months ended June 30,
2007		2008	2007
£million		£million	£million

1,658	Revenue	496	767
(1,455)	Operating costs	(449)	(748)

203	Operating profit and profit before tax	47	19
(61)	Taxation	(19)	(11)

142	Profit after taxation	28	8
612	Gain on disposals	56	74
(380)	Tax on disposals	(48)	(2)

374	Net profit from discontinued operations	36	80

Revenue, adjusted operating profit and operating profit from discontinued operations

Year ended		£
December 31,		Six months ended June 30,
2007		2008	2007
£million		£million	£million

	Revenue
906	Reed Business Information	484	445
752	Harcourt Education	12	322

1,658	Total	496	767

	Adjusted operating profit/(loss)
121	Reed Business Information	62	55
121	Harcourt Education	—	(12)

242	Total	62	43

	Operating profit/(loss)
91	Reed Business Information	47	41
112	Harcourt Education	—	(22)

203	Total	47	19

Reed Elsevier Interim Results 2008       17

Notes to the combined financial information
3 Discontinued operations continued
Reconciliation of operating profit to adjusted operating profit – discontinued operations

Year ended		£
December 31,		Six months ended June 30,
2007		2008	2007
£million		£million	£million

203	Operating profit – discontinued operations	47	19
	Adjustments:
36	Amortisation of acquired intangible assets	4	23
—	Exceptional restructuring costs	7	—
3	Acquisition integration costs	4	1

242	Adjusted operating profit from discontinued operations	62	43

The gain on disposals of discontinued operations in 2008 relates principally to the sale of Harcourt Assessment, which completed in January 2008.
Cash flows from discontinued operations

Year ended		£
December 31,		Six months ended June 30,
2007		2008	2007
£million		£million	£million

158	Net cash flow from operating activities	37	(122)
1,806	Net cash flow from investing activities	(33)	56
—	Net cash flow from financing activities	—	—

1,964	Net movement in cash and cash equivalents	4	(66)

Net cash flow from investing activities includes proceeds on the completed disposals of £319 million (2007: £141 million) and taxes paid on completed disposals of £249 million. Cash and cash equivalents disposed was nil (2007: £6 million).
4 Assets and liabilities held for sale
The major classes of assets and liabilities of operations classified as held for sale, principally as at June 30, 2008 Reed Business Information, and as at June 30, and December 31, 2007 Harcourt Education, are as follows:

As at		£
December 31,		As at June 30,
2007		2008	2007
£million		£million	£million

117	Goodwill	279	395
89	Intangible assets	223	483
16	Property, plant and equipment	67	37
54	Inventories and pre-publication costs	7	418
65	Trade and other receivables	214	220
—	Deferred tax assets	27	32

341	Total assets held for sale	817	1,585

44	Trade and other payables	334	165
40	Deferred tax liabilities	77	154

84	Total liabilities associated with assets held for sale	411	319

Reed Elsevier Interim Results 2008       18

Notes to the combined financial information
5 Combined cash flow statement
Reconciliation of profit before tax to cash generated from operations – continuing operations

Year ended		£
December 31,		Six months ended June 30,
2007		2008	2007
£million		£million	£million

720	Profit before tax	350	308
(62)	Disposals and other non operating items	(16)	(7)
139	Net finance costs	67	70
(16)	Share of results of joint ventures	(12)	(11)

781	Operating profit before joint ventures	389	360

192	Amortisation of acquired intangible assets	104	95
63	Amortisation of internally developed intangible assets	34	34
62	Depreciation of property, plant and equipment	31	31
32	Share based remuneration	18	15

349	Total non cash items	187	175

(64)	Movement in working capital	(32)	(69)

1,066	Cash generated from operations	544	466

6 Provisions

Year ended				£
December 31,				Six months ended June 30,
2007		Property	Restructuring	2008	2007
£million		£million	£million	£million	£million

28	At start of period	21	—	21	28
—	Charged	10	32	42	—
(6)	Utilised	(7)	(14)	(21)	(5)
(1)	Exchange translation differences	—	—	—	—

21	At end of period	24	18	42	23

7 Acquisition of ChoicePoint, Inc.
On February 20, 2008 Reed Elsevier entered into a definitive merger agreement with ChoicePoint, Inc. to acquire the company for cash. After taking into account ChoicePoint’s net debt as at December 31, 2007 of $0.6 billion, the total value of the transaction is $4.1 billion.
The merger is subject to customary regulatory approvals and is expected to be completed later in the year. The transaction will be financed initially through committed new bank facilities, to be later refinanced through the issuance of term debt.
8 Exchange translation rates
In preparing the combined financial information the following exchange rates have been applied:

Year ended
December 31, 2007			Income statement		Balance sheet
Income	Balance		June 30,	June 30,	June 30,	June 30,
statement	sheet		2008	2007	2008	2007

1.46	1.36	Euro to sterling	1.29	1.48	1.26	1.49
2.00	2.00	US dollars to sterling	1.97	1.97	2.00	2.00

Reed Elsevier Interim Results 2008       19

Reed Elsevier PLC

Summary financial information
Basis of preparation
The Reed Elsevier PLC share of the Reed Elsevier combined results has been calculated on the basis of the 52.9% economic interest of the Reed Elsevier PLC shareholders in the Reed Elsevier combined businesses, after taking account of the results arising in Reed Elsevier PLC and its subsidiary undertakings. The summary financial information, presented in condensed form, has been prepared in accordance with IAS34 – Interim Financial Reporting and on the basis of the group accounting policies of Reed Elsevier PLC as set out on page F-56 to F-57 of our re-presented annual financial statements for the three years ended December 31, 2007 included in the Current Report on Form 6-K filed by Reed Elsevier PLC and Reed Elsevier NV on November 26, 2008 with the U.S. Securities and Exchange Commission, which is in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and as issued by the International Accounting Standards Board. Reed Elsevier PLC’s 52.9% economic interest in the net assets of the combined businesses is shown in the balance sheet as investments in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier PLC and its subsidiary undertaking.
The interim figures for the six months ended June 30, 2008 and the comparative amounts to June 30, 2007 are unaudited. The summary financial information for the year ended December 31, 2007 has been abridged from our re-presented annual financial statements for the three years ended December 31, 2007 included in the Current Report on Form 6-K filed by Reed Elsevier PLC and Reed Elsevier NV on November 26, 2008 with the U.S. Securities and Exchange Commission.
Consolidated income statement
For the six months ended June 30, 2008

Year ended		£
December 31,		Six months ended June 30,
2007		2008	2007
£million		£million	£million

(1)	Administrative expenses	—	—
(11)	Effect of tax credit equalisation on distributed earnings	(8)	(8)
658	Share of results of joint ventures	169	174

646	Operating profit	161	166
(3)	Finance charges	—	(1)

643	Profit before tax	161	165
(19)	Taxation	(6)	(8)

624	Profit attributable to ordinary shareholders	155	157

Earnings per ordinary share
For the six months ended June 30, 2008

Year ended		£
December 31,		Six months ended June 30,
2007		2008	2007
pence		pence	pence

Basic earnings per share
33.9p	From continuing operations of the combined businesses	12.4p	9.1p
15.8p	From discontinued operations of the combined businesses	1.7p	3.4p

49.7p	From total operations of the combined businesses	14.1p	12.5p

Diluted earnings per share
33.5p	From continuing operations of the combined businesses	12.3p	9.0p
15.6p	From discontinued operations of the combined businesses	1.7p	3.3p

49.1p	From total operations of the combined businesses	14.0p	12.3p

Reed Elsevier Interim Results 2008       20

Reed Elsevier PLC

Summary financial information
Consolidated cash flow statement
For the six months ended June 30, 2008

Year ended		£
December 31,		Six months ended June 30,
2007		2008	2007
£million		£million	£million

	Cash flows from operating activities
(2)	Cash used by operations	—	—
(3)	Interest received/(paid)	1	1
(16)	Tax paid	(8)	(5)

(21)	Net cash used in operating activities	(7)	(4)

	Cash flows from investing activities
850	Dividends received from joint ventures	—	400

	Cash flows from financing activities
(206)	Equity dividends paid	(1,187)	(149)
92	Proceeds on issue of ordinary shares	25	79
(92)	Purchase of treasury shares	(20)	(14)
(36)	Repayment of loan from joint ventures	—	—
(587)	Decrease/(increase) in net funding balances due from joint ventures	1,189	(312)

(829)	Net cash from/(used in) financing activities	7	(396)

—	Movement in cash and cash equivalents	—	—

Consolidated balance sheet
As at June 30, 2008

As at		£
December 31,		As at June 30,
2007		2008	2007
£million		£million	£million

	Non-current assets
1,584	Investments in joint ventures	501	1,295

1,584	Total assets	501	1,295

	Current liabilities
—	Amounts owed to joint ventures	—	36
—	Payables	2	1
16	Taxation	14	16

16	Total liabilities	16	53

1,568	Net assets	485	1,242

	Capital and reserves
163	Called up share capital	164	163
1,123	Share premium account	1,147	1,110
(302)	Shares held in treasury (including in joint ventures)	(347)	(232)
4	Capital redemption reserve	4	4
(37)	Translation reserve	(7)	(119)
617	Other reserves	(476)	316

1,568	Total equity	485	1,242

Approved by the Board of Directors, 30 July 2008.

Reed Elsevier Interim Results 2008       21

Reed Elsevier PLC

Summary financial information
Consolidated statement of recognised income and expense
For the six months ended June 30, 2008

Year ended		£
December 31,		Six months ended June 30,
2007		2008	2007
£million		£million	£million

624	Profit attributable to ordinary shareholders	155	157
77	Share of joint ventures’ net (expense)/income recognised directly in equity	(34)	138
78	Share of joint ventures’ cumulative exchange differences on disposal of foreign operations	14	1
(4)	Share of joint ventures’ cumulative fair value movements on disposal of available for sale investments	—	(1)
(11)	Share of joint ventures’ transfer to net profit from hedge reserve	(5)	(5)

764	Total recognised net income and expense for the period	130	290

Consolidated reconciliation of shareholders’ equity
For the six months ended June 30, 2008

Year ended		£
December 31,		Six months ended June 30,
2007		2008	2007
£million		£million	£million

764	Total recognised net income for the period	130	290
(206)	Equity dividends declared	(1,187)	(149)
92	Issue of ordinary shares, net of expenses	25	79
(130)	Increase in shares held in treasury (including in joint ventures)	(49)	(32)
24	Increase in share based remuneration reserve	12	11
(16)	Equalisation adjustments	(14)	3

528	Net (decrease)/increase in shareholders’ equity	(1,083)	202
1,040	Shareholders’ equity at start of period	1,568	1,040

1,568	Shareholders’ equity at end of period	485	1,242

Reed Elsevier Interim Results 2008       22

Reed Elsevier PLC
Summary financial information
Notes to the summary financial information
1 Earnings per share
Earnings per share from continuing operations of the combined businesses

			£
Year ended December 31,			Six months ended June 30,
Profit
attributable	Basic
to ordinary	earnings per		Profit attributable to		Basic earnings
shareholders	share		ordinary shareholders			per share
2007	2007		2008	2007	2008	2007
£million	pence		£million	£million	pence	pence

624	49.7p	Reported figures	155	157	14.1p	12.5p
(198)	(15.8)p	Share of joint ventures’ net profit from discontinued operations	(19)	(43)	(1.7)p	(3.4)p

426	33.9p	Profit attributable to ordinary shareholders based on the continuing operations of the combined businesses	136	114	12.4p	9.1p

2 Dividends and share consolidation
On January 18, 2008 the company paid a special distribution of 82.0p per ordinary share from the net proceeds of the disposal of Harcourt Education. The distribution of £1,041 million was recognised when paid.
The special distribution was accompanied by a consolidation of ordinary share capital on the basis of 58 new ordinary shares of 14 51/116p for every 67 existing ordinary shares of 12.5p, being the ratio of the aggregate special distribution (including that paid by Reed Elsevier NV) to the combined market capitalisation of Reed Elsevier PLC and Reed Elsevier NV (excluding the 5.8% indirect equity interest in Reed Elsevier NV held by Reed Elsevier PLC) as at December 12, 2007, the date of the announcement of the special distribution.
During the six months ended June 30, 2008 the final 2007 dividend of 13.6p per ordinary share was paid, at a cost of £146 million (2007: final 2006 dividend 11.8p per ordinary share; £149 million). On July 30, 2008 an interim dividend of 5.3p per ordinary share (2007: interim 2007 dividend 4.5p per ordinary share) was declared by the Directors of Reed Elsevier PLC. The 2008 interim dividend will be paid on the ordinary shares on August 29, 2008 with ex-dividend and record dates of August 6, 2008 and August 8, 2008 respectively. The cost of this dividend of £57 million (2007: £57 million) will be recognised when paid.
3 Share capital and treasury shares

Year ended
December 31,				Six months ended June 30,
2007				2008	2007
Shares in				Shares in	Shares in
issue net of				issue net of	issue net of
treasury		Shares in	Treasury	treasury	treasury
shares		issue	shares	shares	shares
millions		milions	millions	millions	millions

	Number of ordinary shares
1,249.6	At start of period	1,305.9	(54.6)	1,251.3	1,249.6
—	Share consolidation	(175.4)	7.3	(168.1)	—
18.5	Issue of ordinary shares	5.3	—	5.3	15.9
(15.2)	Share repurchases	—	(3.2)	(3.2)	(2.3)
(1.6)	Net (purchase)/release of shares by employee benefit trust	—	(3.9)	(3.9)	1.7

1,251.3	At end of period	1,135.8	(54.4)	1,081.4	1,264.9

1,256.5	Average number of ordinary shares during the period			1,096.9	1,257.7

Reed Elsevier Interim Results 2008       23

Reed Elsevier PLC
Summary financial information
4 Contingent liabilities
There are contingent liabilities in respect of borrowings of joint ventures guaranteed jointly and severally by Reed Elsevier PLC and Reed Elsevier NV amounting to £2,864 million at June 30, 2008 (December 31, 2007: £2,759 million).
5 Acquisition of ChoicePoint, Inc.
On February 20, 2008 Reed Elsevier entered into a definitive merger agreement with ChoicePoint, Inc. to acquire the company for cash. After taking into account ChoicePoint’s net debt as at December 31, 2007 of $0.6 billion, the total value of the transaction is $4.1 billion.
The merger is subject to customary regulatory approvals and is expected to be completed later in the year. The transaction will be financed initially through committed new bank facilities, to be later refinanced through the issuance of term debt.

Reed Elsevier Interim Results 2008       24

Reed Elsevier NV
Summary financial information
Basis of preparation
The Reed Elsevier NV share of the Reed Elsevier combined results has been calculated on the basis of the 50% economic interest of the Reed Elsevier NV shareholders in the Reed Elsevier combined businesses, after taking account of the results arising in Reed Elsevier NV and its subsidiary undertakings. The summary financial information, presented in condensed form, has been prepared in accordance with IAS34 – Interim Financial Reporting and on the basis of the group accounting policies of Reed Elsevier NV as set out on pages F-71 to F-72 of our re-presented annual financial statements for the three years ended December 31, 2007 included in the Current Report on Form 6-K filed by Reed Elsevier PLC and Reed Elsevier NV on November 26, 2008 with the U.S. Securities and Exchange Commission, which is in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and as issued by the International Accounting Standards Board. Reed Elsevier NV’s 50% economic interest in the net assets of the combined businesses is shown in the balance sheet as investments in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier NV.
The interim figures for the six months ended June 30, 2008 and the comparative amounts to June 30, 2007 are unaudited. The summary financial information for the year ended December 31, 2007 has been abridged from our re-presented annual financial statements for the three years ended December 31, 2007 included in the Current Report on Form 6-K filed by Reed Elsevier PLC and Reed Elsevier NV on November 26, 2008 with the U.S. Securities and Exchange Commission.
Consolidated income statement
For the six months ended June 30, 2008

Year ended		€
December 31,		Six months ended June 30,
2007		2008	2007
€million		€million	€million

(3)	Administrative expenses	(1)	(1)
803	Share of results of joint ventures	164	211

800	Operating profit	163	210
73	Finance income	38	29

873	Profit before tax	201	239
(18)	Taxation	(9)	(7)

855	Profit attributable to ordinary shareholders	192	232

Earnings per ordinary share
For the six months ended June 30, 2008

Year ended		€
December 31,		Six months ended June 30,
2007		2008	2007
€		€	€

	Basic earnings per share
€0.78	From continuing operations of the combined businesses	€0.26	€0.22
€0.32	From discontinued operations of the combined businesses	€0.02	€0.08

€1.10	From total operations of the combined businesses	€0.28	€0.30

	Diluted earnings per share
€0.77	From continuing operations of the combined businesses	€0.26	€0.22
€0.32	From discontinued operations of the combined businesses	€0.02	€0.07

€1.09	From total operations of the combined businesses	€0.28	€0.29

Reed Elsevier Interim Results 2008       25

Reed Elsevier NV
Summary financial information
Consolidated cash flow statement
For the six months ended June 30, 2008

Year ended		€
December 31,		Six months ended June 30,
2007		2008	2007
€million		€million	€million

	Cash flows from operating activities
(2)	Cash used by operations	—	(1)
71	Interest received	39	28
(18)	Tax paid	(3)	(1)

51	Net cash from operating activities	36	26

	Cash flows from investing activities
1,410	Dividends received from joint ventures	1,200	750

	Cash flows from financing activities
(310)	Equity dividends paid	(1,497)	(225)
124	Proceeds on issue of ordinary shares	26	113
(176)	Purchase of treasury shares	(25)	(20)
(1,238)	Decrease/(increase) in net funding balances due from joint ventures	252	(735)

(1,600)	Net cash used in financing activities	(1,244)	(867)

(139)	Movement in cash and cash equivalents	(8)	(91)

Consolidated balance sheet
As at June 30, 2008

As at		€
December 31,		As at June 30,
2007		2008	2007
€million		€million	€million

	Non-current assets
2,075	Investments in joint ventures	652	1,766
	Current assets
5	Amounts due from joint ventures – other	4	4
9	Cash and cash equivalents	1	57

14		5	61

2,089	Total assets	657	1,827

	Current liabilities
9	Payables	10	8
64	Taxation	70	70

73	Total liabilities	80	78

2,016	Net assets	577	1,749

	Capital and reserves
49	Share capital issued	49	48
1,685	Paid-in surplus	1,711	1,675
(459)	Shares held in treasury (including in joint ventures)	(503)	(327)
(159)	Translation reserve	(196)	(99)
900	Other reserves	(484)	452

2,016	Total equity	577	1,749

Approved by the Combined Board of Directors, 30 July 2008.

Reed Elsevier Interim Results 2008       26

Reed Elsevier NV
Summary financial information
Consolidated statement of recognised income and expense
For the six months ended June 30, 2008

Year ended		€
December 31,		Six months ended June 30,
2007		2008	2007
€million		€million	€million

855	Profit attributable to ordinary shareholders	192	232
(45)	Share of joint ventures’ net (expense)/income recognised directly in equity	(114)	195
103	Share of joint ventures’ cumulative exchange differences on disposal of foreign operations	27	—
(5)	Share of joint ventures’ cumulative fair value movements on disposal of available for sale investments	—	—
(15)	Share of joint ventures’ transfer to net profit from hedge reserve	(6)	(8)

893	Total recognised net income and expense for the period	99	419

Consolidated reconciliation of shareholders’ equity
For the six months ended June 30, 2008

Year ended		€
December 31,		Six months ended June 30,
2007		2008	2007
€million		€million	€million

893	Total recognised net income for the period	99	419
(310)	Equity dividends declared	(1,497)	(225)
124	Issue of ordinary shares, net of expenses	26	113
(230)	Increase in shares held in treasury (including in joint ventures)	(60)	(45)
34	Increase in share based remuneration reserve	14	16
40	Equalisation adjustments	(21)	6

551	Net (decrease)/increase in shareholders’ equity	(1,439)	284
1,465	Shareholders’ equity at start of period	2,016	1,465

2,016	Shareholders’ equity at end of period	577	1,749

Reed Elsevier Interim Results 2008       27

Reed Elsevier NV
Summary financial information
Notes to the summary financial information
1 Earnings per share
Earnings per share from continuing operations of the combined businesses

			€
Year ended December 31,			Six months ended June 30,
Profit
attributable	Basic
to ordinary	earnings per		Profit attributable to			Basic earnings
shareholders	share		ordinary shareholders			per share
2007	2007		2008	2007	2008	2007
€million	€		€million	€million	€	€

855	€1.10	Reported figures	192	232	€0.28	€0.30
(252)	€(0.32)	Share of joint ventures’ net profit from discontinued operations	(16)	(61)	€(0.02)	€(0.08)

603	€0.78	Profit attributable to ordinary shareholders based on the continuing operations of the combined businesses	176	171	€0.26	€0.22

2 Dividends and share consolidation
On January 18, 2008 the company paid a special distribution of €1.767 per ordinary share from the net proceeds of the disposal of Harcourt Education. The distribution of €1,299 million was recognised when paid.
The special distribution was accompanied by a consolidation of ordinary share capital on the basis of 58 new ordinary shares of €0.07 for every 67 existing ordinary shares of €0.06, being the ratio of the aggregate special distribution (including that paid by Reed Elsevier PLC) to the combined market capitalisation of Reed Elsevier NV (excluding the 5.8% indirect equity interest in Reed Elsevier NV held by Reed Elsevier PLC) and Reed Elsevier PLC as at December 12, 2007, the date of the announcement of the special distribution. The existing R-shares of €0.60 were consolidated on a similar basis into new R-shares of €0.70.
During the six months ended June 30, 2008 the final 2007 dividend of €0.311 per ordinary share was paid, at a cost of €198 million (2007: final 2006 dividend €0.304 per ordinary share; €225 million). On July 30, 2008 an interim dividend of €0.114 per ordinary share (2007: interim 2007 dividend €0.114 per ordinary share) was declared by the Boards of Reed Elsevier NV. The 2008 interim dividend will be paid on the ordinary shares on August 29, 2008 with ex-dividend and record dates of August 6, 2008 and August 8, 2008 respectively. The cost of this dividend of €71 million (2007 interim: €85 million) will be recognised when paid.
3 Share capital and treasury shares

Year ended
December 31,				Six months ended June 30,
2007				2008	2007
Shares in				Shares in	Shares in
issue net of				issue net of	issue net of
treasury		Shares in	Treasury	treasury	treasury
shares		issue	shares	shares	shares
millions		milions	millions	millions	millions

	Number of ordinary shares
726.0	At start of period	760.3	(35.4)	724.9	726.0
—	Share consolidation	(102.1)	4.7	(97.4)	—
11.7	Issue of ordinary shares	2.4	—	2.4	10.6
(11.9)	Share repurchases	—	(2.1)	(2.1)	(1.6)
(0.9)	Net (purchase)/release of shares by employee benefit trust	—	(2.4)	(2.4)	1.3

724.9	At end of period	660.6	(35.2)	625.4	736.3

774.9	Average number of equivalent ordinary shares during the period			674.2	776.7

The average number of equivalent ordinary shares takes into account the “R” shares in the company held by a subsidiary of Reed Elsevier PLC, which represents a 5.8% interest in the company’s share capital.

Reed Elsevier Interim Results 2008       28

Reed Elsevier NV
Summary financial information
4 Contingent liabilities
There are contingent liabilities in respect of borrowings of joint ventures guaranteed jointly and severally by Reed Elsevier NV and Reed Elsevier PLC amounting to €3,610 million at June 30, 2008 (December 31, 2007: €3,745 million).
5 Acquisition of ChoicePoint, Inc.
On February 20, 2008 Reed Elsevier entered into a definitive merger agreement with ChoicePoint, Inc. to acquire the company for cash. After taking into account ChoicePoint’s net debt as at December 31, 2007 of $0.6 billion, the total value of the transaction is $4.1 billion.
The merger is subject to customary regulatory approvals and is expected to be completed later in the year. The transaction will be financed initially through committed new bank facilities, to be later refinanced through the issuance of term debt.